Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-167807
March 3, 2011

Gold or Goldilocks?

By Kevin Feldman

After a roller coaster January, gold prices have been soaring to nominal highs again of late. Given the recent rise in price, I thought this would be a good time to revisit the investment case for having a small amount of gold in your portfolio.

Investors flocked to gold in 2009 and 2010 because of worldwide concern over the stability of the financial system, and as a result the precious metal’s price skyrocketed—about 23% in 2009 and 27% in 2010, passing $1400 an ounce. Last month, Barron’s warned its readers that the gold rush is over. With the global economy “humming along” and sovereign debt appearing more stable than it did last year, the financial newspaper reported, investors were likely to search for assets with greater expected returns than gold. Barron’s warned, “the price of gold is unlikely to continue rising at the growth rates it reached—near 30%—last year.”

All due respect to Barron’s, but this isn’t exactly a bold conclusion. Few investments are likely to increase 30 percent in consecutive years. (For that matter, few investments should ever be expected to deliver 30 percent in one year.) And gold has had an impressive decade-long run, with its price rising on average about 18% a year since 2002. Investors who consider those numbers could be forgiven for wondering if it’s a good time to steer clear of gold.

It’s important to remember that, as a non-traditional asset class, gold adds diversification to a portfolio, but it generates no income and its value is purely dependent on the laws of supply and demand. So I’ve long believed that if you’re going to buy gold, you need to be able to answer the question, “Why add gold to my portfolio now?” Which brings me to the title of this post—Gold or Goldilocks?

I once heard an investment strategist use this expression to succinctly describe the investment case for gold and it stuck with me. The basic thesis is this: in a normal economic expansion, a “Goldilocks” economy is likely to emerge (i.e. one that is neither too hot nor too cold, characterized by low inflation and low interest rates). In this type of environment, risky investments like stocks will perform well. Then there are the two ‘barbell’ scenarios where gold has historically performed better. Arguably, we’ve steered clear of the cliff diving deflationary scenario—one extreme that favors investing in gold as a safe haven. But the other—inflation—is more likely on investors’ minds lately.

So why add gold to a portfolio now? At the moment, there seems to be only one answer: the threat of inflation. Gold has traditionally been regarded as a hedge against inflation (see below). Although here in the United States the inflation picture for the foreseeable future looks muted, inflation fears have been rising abroad and particularly in Asia in recent weeks. It’s also possible that the rising prices of imported commodities could increase headline inflation here in the US.

This is why investors shouldn’t rule out the metal right now. Yes, the time of 30% returns is probably gone. But gold doesn’t have to hit that high bar to make it worth considering for diversifying other risks in your portfolio.

Disclosure: Author is long IAU.

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Past performance does not guarantee future results. Diversification may not protect against market risk.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been possible to avoid.

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